Filed pursuant to Rule 424(b)(3)
Registration No. 333-259679
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated October 4, 2021)

BENSON HILL, INC.

Primary Offering of
6,553,454 Shares of Common Stock Issuable Upon Exercise of Warrants
Secondary Offering of
29,053,454 Shares of Common Stock
6,553,454 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated October 4, 2021, as amended (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259679). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i) up to 29,053,454 shares of our common stock, par value $0.0001 per share (“Common Stock”), including (a) 6,553,454 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants (as defined below) and (b) 22,500,000 shares of Common Stock, which were issued to certain of the Selling Securityholders in private placements pursuant to the terms of certain Subscription Agreements (as defined in the Prospectus) in connection with, and immediately prior to the consummation of, the Business Combination (as defined in the Prospectus), and (ii) up to 6,553,454 warrants to purchase shares of Common Stock (the “Private Placement Warrants”) originally issued in a private placement that closed concurrently with Star Peak Corp II’s initial public offering.

The Prospectus and this prospectus supplement also relate to the issuance by us of up to 6,553,454 shares of Common Stock that are issuable upon exercise of the Private Placement Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange under the symbol “BHIL.” On January 11, 2022, the closing price of our Common Stock was $5.67.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 14 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 11, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):    January 7, 2022
BENSON HILL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39835	85-3374823
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1001 North Warson Rd.
St. Louis, Missouri 63132
(Address of principal executive offices)
(314) 222-8218
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, $0.0001 par value	BHIL	The New York Stock Exchange
Warrants exercisable for one share of common stock at an exercise price of $11.50	BHIL WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers
Compensatory Arrangements of Certain Officers.

Grants of Restricted Stock Units

Effective January 7, 2022, the Compensation Committee of the Board of Directors of Benson Hill, Inc. (the “Company”) granted awards of Restricted Stock Units (“RSUs”) to certain employees pursuant to the Company’s 2021 Omnibus Incentive Plan (the “Plan”), including grants to the executive officers named below in the indicated amounts:

Name	Title	Number of RSUs
Matthew Crisp	Chief Executive Officer	2,000,000
DeAnn Brunts	Chief Financial Officer	91,907
Jason Bull	Chief Technology Officer	91,907
Bruce Bennett	President, Ingredients	91,907

The RSUs granted to Mr. Crisp are in satisfaction of the “Outperformance Grant” provisions of the Company’s employment agreement with Mr. Crisp. Each RSU granted to Mr. Crisp represents a contingent right to receive one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Mr. Crisp’s RSUs are subject to time and performance vesting over a seven year period beginning on September 29, 2021 (the “Vesting Start Date”). The restricted stock units will time vest in full on the third anniversary of the Vesting Start Date, and performance vest as to (i) 25% if and when the volume-weighted average price per share of Common Stock over 30 consecutive trading days (the “30-day VWAP”) at any time on or after the first anniversary of the Vesting Start Date but on or prior to the third anniversary of the Vesting Start Date, is above $15.00, (ii) 25% if and when the 30-day VWAP at any time on or after the first anniversary of the Vesting Start Date but on or prior to the fourth anniversary of the Vesting Start Date, is above $20.00, (iii) 25% if and when the 30-day VWAP at any time on or after the first anniversary of the Vesting Start Date but on or prior to the fifth anniversary of the Vesting Start Date, is above $25.00 and (iv) 25% if and when the 30-day VWAP at any time on or after the first anniversary of the Vesting Start Date but on or prior to the sixth anniversary of the Vesting Start Date, is above $30.00, provided that, if any of the 30-day VWAP targets in the foregoing clauses (i)–(iv) are not achieved by the respective specified deadlines, such 30-day VWAP target will be increased by 10% and the applicable 25% tranche of the restricted stock units with respect to that 30-day VWAP target (as increased) will vest if and when such increased 30-day VWAP target is achieved at any time within the 12-month period following the original deadline for such 30-day VWAP target.

The RSUs granted to each of Ms. Brunts, Mr. Bull and Mr. Bennett are in lieu of the RSU grants otherwise provided for in connection with the “Founder’s Grant” provisions of the Company’s respective employment agreements with each such officer, and are in satisfaction of such provisions. Each RSU granted to Ms. Brunts, Mr. Bull and Mr. Bennett (collectively, the “Founder RSUs”) represents a contingent right to receive one share of Common Stock. The Founder RSUs are subject to time and performance vesting over a five year period beginning on the Vesting Start Date. The Founder RSUs will time vest in full on the third anniversary of the Vesting Start Date, and performance vest as to (i) 50% if and when the 30-day VWAP at any time on or after the first anniversary of the Vesting Start Date but on or prior to the third anniversary of the Vesting Start Date, equals or exceeds $15.00, and (ii) 50% if and when the 30-day VWAP at any time on or after the first anniversary of the Vesting Start Date but on or prior to the fifth anniversary of the Vesting Start Date, equals or exceeds $20.00, provided that, if the 30-day VWAP target in clause (i) is not achieved by the third anniversary of the Vesting Start Date, such 30-day VWAP target will be increased by 10% and the applicable 50% tranche of the Founder RSUs with respect to that 30-day VWAP target (as increased) will vest if and when such increased 30-day VWAP target is achieved at any time within the 12-month period following the third anniversary of the Vesting Start Date.

Mr. Crisp’s RSUs and the Founder RSUs are subject in all respects to the terms and conditions of the Plan and the respective award agreements evidencing the grants.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Form of Benson Hill, Inc. Restricted Stock Unit Agreement — Outperformance Award for Matthew Crisp, granted under the Benson Hill, Inc. 2021 Omnibus Incentive Plan.
10.2	Form of Benson Hill, Inc. Restricted Stock Unit Agreement — Founder’s Grant for DeAnn Brunts, Jason Bull and Bruce Bennett, granted under the Benson Hill, Inc. 2021 Omnibus Incentive Plan.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENSON HILL, INC.

By:	/s/ DeAnn Brunts
DeAnn Brunts
Chief Financial Officer
(Principal Financial Officer)
Date: January 11, 2022